PRESS RELEASE
FOR IMMEDIATE PUBLICATION	EXHIBIT 99.1

TIW EXCEEDS FIVE MILLION SUBSCRIBERS
IN CENTRAL AND EASTERN EUROPE

Montréal, Canada, January 8, 2004 - Telesystem International Wireless Inc. ("TIW") is pleased to announce that its operating subsidiaries in Central and Eastern Europe, MobiFon S.A. ("MobiFon") and Český Mobil a.s. ("Český Mobil"), have exceeded the five million subscriber mark.

MobiFon, which operates under the brand name Connex in Romania, added approximately 495,000 net subscribers during the fourth quarter, reaching approximately 3,457,000 subscribers at the end of 2003. Postpaid net additions reached 38.8% of total net additions during the quarter resulting in a 63/37 prepaid/postpaid mix at the end of December.

Český Mobil, which operates under the brand name Oskar in the Czech Republic, added approximately 109,000 net subscribers during the fourth quarter, reaching approximately 1,547,000 subscribers at the end of 2003. Postpaid net additions reached 61.0% of total net additions during the quarter resulting in a 57/43 prepaid/postpaid mix at the end of December.

"Record levels of subscriber growth in the last two quarters of 2003 and the sustained proportion of postpaid subscribers re-affirms MobiFon as the market leader in Romania" said Bruno Ducharme, President and Chief Executive Officer of TIW. "Continued strong subscriber growth experienced at Český Mobil, especially in the postpaid segment, validates the effectiveness of its marketing programs and product offerings" added Mr. Ducharme.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of TIW with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW is a leading cellular operator in Central and Eastern Europe with more than 5.0 million managed subscribers. TIW is the market leader in Romania through MobiFon and is active in the Czech Republic through Český Mobil a.s. TIW's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

FOR INFORMATION:

INVESTORS:

JACQUES LACROIX
Telesystem International Wireless Inc.
(514) 673-8466
jlacroix@tiw.ca

Our web site addresses are:
www.tiw.ca
www.connex.ro
www.oskarmobil.cz